UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 22, 2023

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

Series Country Grammer, Series I Got A Gal, Series Pine Valley, Series Swing Shift, Series We The People, Series Mage, Series Tshiebwe, Series Constitution Filly, Series Kissed By Fire; Series Tapicat Filly; Series Tonasah Filly

Title of each class of securities issued pursuant to Regulation A

Item 9 Other Events

Termination of Offerings

The offerings of units of limited liability company interest in the series of Commonwealth Thoroughbreds LLC, a Delaware series LLC (the “Company”) shown in the table below, which were conducted pursuant to the Company’s Offering Statement on Form 1-A that was originally qualified on March 30, 2020, all terminated effective on March 30, 2023. The Company has refunded any funds for investor subscriptions that had not been accepted by the Company on or before March 29, 2023 or were deposited with the Company’s independent escrow agent after that date.

Series	Refunded Offering Proceeds
Series Mage	$200
Series Kissed by Fire	108,950
Series Constitution Filly	6,900
Series Medaglia Filly	137,150
Series Tapicat Filly	3,150
Series Tonasah Filly	175,000
Series Tshiebwe	200
Total	$431,550

The following table presents information about the use of funds raised in each of the offerings that terminated on March 29, 2023.

Series	Units Issued	Offering Proceeds		Purchase Price of Thoroughbred Asset	Series Ownership Percentage of Thoroughbred	Fees and Expenses Paid (1)	Working Capital (2)
Series Mage	3,277	$163,850	(3)	$76,444	25.0%	$113,300	$58,100
Series Kissed by Fire	2,098	104,900		53,194	12.5%	77,294	27,606
Series Constitution Filly	3,672	183,600		70,435	23.5%	30,265	70,295
Series Medaglia Filly	0	0		0	0	0	0
Series Tapicat Filly	3,070	153,500		60,335	24.0%	87,874	65,626
Series Tonasah Filly	0	0		0	0	0	0

(1)	Includes Thoroughbred Asset acquisition expenses, offering expenses, sourcing fee, organizational fee, brokerage fee, and a 2% Thoroughbred Aftercare Alliance donation.

(2)	Includes reserves for post-acquisition training expenses, training management fee, insurance premiums and contingencies.

(3)	Excludes $7,550 unpaid balance of promissory note that the Manager converted into 151 Units.

The Company expects new offerings of the units of the series listed in the first table shown above, other than Series Mage and Series Tshiebwe, to be included in a new Form 1-A Offering Statement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

Dated: June 29, 2023	By:	/s/ Brian Doxtator
	Name:	Brian Doxtator
	Title:	Chief Executive Officer

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